GIGOPTIX, INC.

2300 Geng Road, Suite 250

Palo Alto, CA 94303

June 30, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	GigOptix, Inc.

Registration Statement on Form S-1

File No. 333-164740

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned issuer, GigOptix, Inc. (the “Company”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), be accelerated so that the Registration Statement becomes effective at 5:30 P.M. on July 1, 2010, or as soon thereafter as practicable.

The Company confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement. In connection with the above, the Company acknowledges the following:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GIGOPTIX, INC.

By:	/s/ Avi Katz
Avi Katz Chief Executive Officer